UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 4)*

Formula Systems (1985) Ltd.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of class of securities)

346414-10-5
(CUSIP number)

Gabriela Żukowicz Asseco Poland S.A. Olchowa 14 35-322 Rzeszow, Poland +48 17 888 55 55 with a copy to: Mike Rimon, Adv. c/o Meitar Law Offices 16 Abba Hillel Road Ramat Gan, 5250608 Israel
(Name, address and telephone number of person authorized to receive notices and communications)

September 17, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 346414-10-5	13D/A	Page 2

1.	NAME OF REPORTING PERSON: Asseco Poland S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,915,601
	8.	SHARED VOTING POWER:	1,817,973 (1)
	9.	SOLE DISPOSITIVE POWER:	3,915,601 (2)
	10.	SHARED DISPOSITIVE POWER:	0 (3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		5,733,574
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		37.5% (see Item 5)	(4)
14.	TYPE OF REPORTING PERSON:		CO

(1)	Consists of (a) 260,040 ordinary shares and an additional 1,122,782 ordinary shares, all of which are held in trust for the benefit of the Company’s chief executive officer (the “CEO”), plus (b) an additional 435,151 ordinary shares, of which (i) 300,366 are held by Mr. Bernstein and (ii) 134,785 are held in trust for Mr. Bernstein. The Reporting Person shares voting power with the CEO with respect to all of such shares due to the appointment of the Reporting Person as a proxy and grant to the Reporting Person of an irrevocable power of attorney to vote on behalf of the CEO in respect of all of such shares. See Items 1, 5 and 6.
(2)	The Reporting Person may be deemed to share certain dispositive rights with the CEO with respect to these 3,915,601 ordinary shares that are held by the Reporting Person due to the CEO’s right of first refusal for certain transfers by the Reporting Person and the CEO’s right to purchase these ordinary shares in certain scenarios. See Items 1, 5 and 6.
(3)	Excludes the aggregate 1,817,973 ordinary shares described in footnote (1) above held by, or for the benefit of, the CEO, with respect to which the Reporting Person shares certain dispositive rights due to the Reporting Person’s right of first refusal for certain transfers by the CEO and the Reporting Person’s right to purchase those shares in certain scenarios. See Items 1, 5 and 6.
(4)	The percentage ownership reported herein is based on 15,294,267 ordinary shares of the Issuer that are outstanding as of September 17, 2020, based on information provided by the Issuer to the Reporting Person upon request.

Item 1.	Security and Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed on December 6, 2010 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 8, 2017 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2017 (“Amendment No. 2”) and Amendment No. 3 thereto filed on October 19, 2017 (“Amendment No. 3”), relates to the American Depositary Shares (“ADRs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Yahadut Canada Street, Or Yehuda 6037501 - Terminal Center, Israel. Because of the one-to-one conversion ratio of ADRs to Ordinary Shares, this Amendment No. 4 relates to them as a single class of equity and refers to them together as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement or in Amendments No. 1, 2 and 3.

This Amendment No. 4 is being filed by Asseco (as defined in Item 2 below) to report the following changes that have transpired with respect to its beneficial ownership since the filing of Amendment No. 3:

(i)	A reduction in Asseco’s percentage beneficial ownership by in excess of one percent (from 39.3% to 37.5%) due to the combined impact of the following:

a.	issuance by the Issuer of an additional 545,485 Ordinary Shares (constituting 3.6% of the Issuer’s issued and outstanding share capital on a post-issuance basis) upon conversion of 80.5 million New Israeli Shekels principal (par value) amount of the Issuer’s Series B Debentures in March 2019; and

b.	the sale by an entity controlled by the Issuer’s chief executive officer, Guy Bernstein (the “CEO”) of 154,000 Ordinary Shares in June 2020 (the beneficial ownership of such shares had been attributed to Asseco due to the provisions of the Shareholders Agreement by and between Asseco and the CEO, as described in Item 6 of Amendment No. 3).

These downward changes in Asseco’s beneficial ownership have been offset, in part, by:

c.	an increase in beneficial ownership due to the purchase by Asseco of 37,755 Ordinary Shares in March 2020.

(ii)	A change to a potential future arrangement that would impact Asseco’s voting power of Ordinary Shares under the Shareholders Agreement to which Asseco is party with the CEO, due to the entry by the parties into an amendment, dated September 7, 2020, to that Shareholders Agreement (the “Shareholders Agreement Amendment”): The Shareholders Agreement Amendment changes the voting arrangements under the Shareholders Agreement in the event that either of the following occurs— (x) the current chief executive officer of Asseco ceases to be the chief executive officer or the Chairman of the Supervisory Board of Asseco Poland, or (y) Asseco’s voting rights in the Issuer are reduced below 20%. Under the amendment, in either such scenario, the proxy that the CEO has given to Asseco (conveying voting power with respect to all of the Ordinary Shares held by the CEO) will terminate, and neither party will possess voting rights with respect to the other party’s Ordinary Shares. Previously, under the Shareholders Agreement, in either such scenario, in addition to the termination of that proxy, the CEO would have been entitled to a proxy from Asseco that would provide him with voting power with respect to all Ordinary Shares held by Asseco.

Item 2.	Identity and Background.

This Amendment No. 4 is being filed by Asseco Poland S.A. (“Asseco”), sometimes referred to herein as the “Reporting Person.”

Asseco is a Polish joint-stock company.  The principal business of Asseco is software production and development.  The principal business and office address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland.  The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of Asseco are set forth in the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The changes to the beneficial ownership of Asseco that are described in this Amendment No. 4 were attributable, in part, to the purchase of an additional 37,755 Ordinary Shares by Asseco. The cash purchase price (NIS 149.8, or approximately $40.80, per Ordinary Share) paid by Asseco in purchasing those shares came from Asseco’s working capital. The other changes to Asseco’s beneficial ownership of Ordinary Shares that are described in this Amendment No. 4 did not involve the purchase of any Ordinary Shares by Asseco or the payment of any cash consideration by Asseco.

Item 4.	Purpose of Transaction.

As described in the Statement, the Ordinary Shares currently held by the Reporting Person were purchased as a strategic investment in the Issuer and its subsidiaries and affiliate companies engaged in the IT solutions and services business, with the intent of expanding the Reporting Person’s product offering and market reach.

Asseco intends to continue to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by Asseco, it may acquire additional Ordinary Shares or other Issuer securities and/or financial instruments, or dispose of all or part of the Ordinary Shares, in open market transactions, privately negotiated transactions or otherwise.  Any acquisition or disposition may be effected by Asseco at any time without prior notice.

As noted in the Statement, Asseco affirms herein once again that its representatives may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interests in the Securities of the Purchaser.

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 4 (including the footnotes thereto) are incorporated herein by reference. As of the date of this Amendment No. 4, Asseco is the direct holder and beneficial owner (with direct sole voting and dispositive power) of 3,915,601 Ordinary Shares, and also possesses shared voting power (under the Shareholders Agreement) over an additional 1,817,973 Ordinary Shares held by, or for the benefit of, the Issuer’s CEO, which together total 5,733,574 Ordinary Shares beneficially owned, representing approximately 37.5% of the Issuer’s outstanding Ordinary Shares (which percentage is based on 15,294,267 Ordinary Shares issued and outstanding as of September 17, 2020, based on information provided by the Issuer to the Reporting Person upon request).

The foregoing description of Asseco’s beneficial ownership excludes from the Ordinary Shares as to which Asseco possesses dispositive power 1,817,973 Ordinary Shares (which are held by, or for the benefit of, the CEO, and as to which Asseco shares voting power, as described in the previous paragraph), with respect to which Asseco shares certain dispositive rights under the Shareholders Agreement due to Asseco’s right of first refusal for certain transfers by the CEO, as well as Asseco’s right to purchase those shares in certain scenarios. The foregoing beneficial ownership description for Asseco also does not factor in that the CEO may be deemed to share certain dispositive rights under the Shareholders Agreement with respect to the 3,915,601 Ordinary Shares that are directly held by Asseco, due to the CEO’s right of first refusal for certain transfers of those shares by Asseco, and the CEO’s right to purchase those shares from Asseco in certain scenarios.

Except as described in the first two paragraphs of this Item 5(a)-(b), as of the date of this Amendment No. 4, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any of the Issuer’s Ordinary Shares or presently has the power to vote or direct the vote or to dispose or direct the disposition of any Ordinary Shares.

(c) Other than the Reporting Person’s entry into the amendment to the Shareholders Agreement to which it is party with the CEO that is described in paragraph (ii) of Item 1 above (which does not involve an actual purchase or sale of Ordinary Shares), there have been no transactions in Ordinary Shares (including ADSs) or related securities by the Reporting Person during the 60 days preceding the filing of this Amendment No. 4.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Shareholders Agreement by and between the Reporting Person and the CEO, as set forth in Item 6 of Amendment No. 3, and as supplemented by the information concerning the amendment thereto described in paragraph (ii) of Item 1 of this Amendment No. 4, is incorporated by reference in this Item 6.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.1	Shareholders Voting Agreement, dated October 4, 2017, by and among the Reporting Person, an Israeli company for the benefit of Guy Bernstein, and Guy Bernstein (incorporated by reference to Exhibit No. 1 to Amendment No. 2 to the Schedule 13D filed by Guy Bernstein with the SEC on October 19, 2017)

Exhibit 1.2.	Amendment, dated September 7, 2020, to Shareholders Voting Agreement, dated October 4, 2017, by and among the Reporting Person, Emil Sharvit (2001) Consulting and Project Management Ltd. (an Israeli company for the benefit of Guy Bernstein), and Guy Bernstein (incorporated by reference to Exhibit No. 1.2 to Amendment No. 3 to the Schedule 13D filed by Guy Bernstein with the SEC on September 17, 2020)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2020

Asseco Poland S.A.

	By:	/s/ Marek Panek
	Name:	Marek Panek
	Title:	Vice President of Management Board

By:	/s/ Rafał Kozłowski
Name:	Rafał Kozłowski
Title:	Vice President of Management Board

Schedule A

Directors and Executive Officers of Asseco Poland S.A.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of Asseco Poland S.A. are set forth below.  The business address of each such director and executive officer is Olchowa 14, 35-322 Rzeszow, Poland.

Name and Position	Principal Occupation or Employment	Citizenship
Adam Góral	President of Management Board	Polish
Gabriela Żukowicz	Vice President of Management Board	Polish
Andrzej Dopierała	Vice President of Management Board	Polish
Sławomir Szmytkowski	Vice President of Management Board	Polish
Rafał Kozłowski	Vice President of Management Board	Polish
Krzysztof Groyecki	Vice President of Management Board	Polish
Marek Panek	Vice President of Management Board	Polish
Paweł Piwowar	Vice President of Management Board	Polish
Zbigniew Pomianek	Vice President of Management Board	Polish
Artur Wiza	Vice President of Management Board	Polish
Jacek Duch	Chairman of Supervisory Board	Polish
Artur Kucharski	Member of Supervisory Board	Polish
Izabela Albrycht	Member of Supervisory Board	Polish
Piotr Augustyniak	Member of Supervisory Board	Polish
Dariusz Brzeski	Member of Supervisory Board	Polish
Piotr Żak	Member of Supervisory Board	Polish
Adam Noga	Vice President of Supervisory Board	Polish